SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Summary of Consolidated Financial Results for the Fiscal Year Ended December 31, 2017

Prepared in Accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

TOKYO--(BUSINESS WIRE)--January 31, 2018--LINE Corporation (NYSE:LN) (TOKYO:3938) announces the summary of its consolidated financial results for the fiscal year ended December 31, 2017.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Scheduled date of annual general meeting of shareholders: March 29, 2018
Payment date of dividends: –
Filing date of annual securities report: March 30, 2018
Supplemental materials prepared on financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1. Consolidated financial results for the fiscal year ended December 31, 2017 (from January 1, 2017 to December 31, 2017)

(1) Consolidated operating results				(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit before income taxes		Profit for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2017	167,147	18.8	25,078	26.0	18,145	0.9	8,210	15.6
December 31, 2016	140,704	16.9	19,897	915.1	17,990	－	7,104	－

	Profit attributable to the shareholders of the Company		Comprehensive income for the year		Basic earnings per share	Diluted earnings per share
Fiscal year ended	Millions of yen	%	Millions of yen	%	Yen	Yen
December 31, 2017	8,078	19.4	11,743	100.7	36.56	34.01
December 31, 2016	6,763	－	5,852	－	34.84	31.48

	Return on equity attributable to the shareholders of the Company	Ratio of profit before tax to total assets	Ratio of operating profit to revenue
Fiscal year ended	%	%	%
December 31, 2017	4.7	6.5	15.0
December 31, 2016	7.6	9.5	14.1
(Reference) Share of profit (loss) of associates accounted for using the equity method:
Fiscal year ended December 31, 2017	(6,321) million yen	Fiscal year ended December 31, 2016	(833) million yen

(2) Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets	Equity attributable to the shareholders of the Company per share
As of	Millions of yen	Millions of yen	Millions of yen	%	Yen
December 31, 2017	303,439	189,977	185,075	61.0	779.30
December 31, 2016	256,089	161,023	160,834	62.8	738.53

(3) Consolidated cash flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
Fiscal year ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
December 31, 2017	10,965	(34,230)	11,439	123,606
December 31, 2016	28,753	(34,086)	106,628	134,698

2. Cash dividends
	Annual dividends per share					Total amount of cash dividends (annual)	Payout ratio (consolidated)	Dividend on equity attributable to the shareholders of the Company ratio (consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
For the year ended December 31, 2016	–	0.00	–	0.00	0.00	–	0.0	0.0
For the year ended December 31, 2017	–	0.00	–	0.00	0.00	–	0.0	0.0
For the year ending December 31, 2018 (Forecast)	–	–	–	–	–		–

3. Consolidated earnings forecasts for 2018 (from January 1, 2018 to December 31, 2018)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes
(1)	Changes in significant subsidiaries during the fiscal year ended December 31, 2017 (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates
	a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None
	b.	Changes in accounting policies due to other reasons: None
	c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)
	a.	Total number of common shares issued and outstanding at the end of the fiscal year (including treasury shares)
		As of December 31, 2017	238,496,810 shares
		As of December 31, 2016	217,775,500 shares
	b.	Number of treasury shares at the end of the fiscal year
		As of December 31, 2017	1,007,710 shares
		As of December 31, 2016	– shares
	c.	Average number of common shares outstanding during the fiscal year
		For the fiscal year ended December 31, 2017	220,945,548 shares
		For the fiscal year ended December 31, 2016	150,693,608 shares
Note:	As of December 31, 2015, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the fiscal year ended December 31, 2016 was 43,390,387. The combined average number of common shares and class A shares outstanding for the fiscal year ended December 31, 2016 was 194,083,995.

(Reference) Separate financial results for the fiscal year ended December 31, 2017 (from January 1, 2017 to December 31, 2017) under Japanese GAAP

(Yen amounts are rounded down to the nearest million, unless otherwise noted.)

(1) Separate operating results					(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit from ordinary activities		Profit for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2017	125,929	17.7	13,848	59.9	14,157	44.4	7,733	206.2
December 31, 2016	107,032	21.0	8,661	134.4	9,806	182.4	2,525	－

	Basic earnings per share	Diluted earnings per share
Fiscal year ended	Yen	Yen
December 31, 2017	35.00	32.56
December 31, 2016	13.01	11.75

(2) Separate financial position
	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
December 31, 2017	265,517	185,332	67.7	756.39
December 31, 2016	237,786	164,229	61.6	672.78
(Reference) Equity:
Fiscal year ended December 31, 2017	179,633 million yen	Fiscal year ended December 31, 2016	146,515 million yen

Reasons for variance between separate financial results for the fiscal years ended December 31, 2017 and 2016

Revenues, profit from operating activities, profit from ordinary activities, and profit for the year ended December 31, 2017 increased significantly as a result of the significant growth in “performance ads” such as Timeline Ads and LINE News Ads provided through the LINE advertising platform, the performance-based advertising platform we operate.

* Information regarding the audit procedures

This summary financial results report is not subject to the audit procedures in accordance with the Financial Instruments and Exchange Act.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

Index

1. Overview of operating results and others
2. Basic approach to the selection of accounting standards
3. Consolidated financial statements - unaudited

1. Overview of operating results and others

(1) Overview of operating results for the fiscal year

In the fiscal year ended December 31, 2017 (from January 1, 2017 to December 31, 2017), despite continuing geopolitical risk related to North Korea and the Middle East, there were no exceptional monetary policy surprises in various countries, and the global economy remained stable. In addition, exports in Thailand and Taiwan, countries with which the Company has close relationships, were robust, and both countries continued to record positive GDP growth. Meanwhile, the Japanese economy showed signs of recovery in exports in industries such as the IT industry, firm improvement in employment rates and personal income levels, while personal spending showed moderate improvement.

Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan is forecast to be 37.4 million for the period from April 2017 to March 2018, an increase of 2.5% year on year. During the same period, the ratio of smartphones to the total number of mobile phone shipments in Japan is forecast to reach 84.8%, an increase of 2.2 percentage points year on year. Although the overall number of mobile phone shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by FY 2018, and the mobile internet market is expected to continue to grow on the back of this expansion. (Source: MM Research Institute, Overview of domestic mobile phone shipments for FY 2017).

In this business environment, the Group actively moved forward with business development focused on the LINE business and portal segment. As of December 31, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) had reached 167.5 million, a year-on-year increase of 0.3%.

* Monthly Active Users (“MAUs”) in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.

Revenues

The Group’s revenues from continuing operations from its major services in the fiscal years ended December 31, 2016 and 2017, are as follows:

(In millions of yen)
	For the fiscal year ended December 31,
	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	29,290	30,225
Content(2)	44,784	40,144
Others(3)	11,923	20,241
Sub-total	85,997	90,610
Advertising
LINE advertising(4)	44,521	66,104
Portal advertising	10,186	10,433
Sub-total	54,707	76,537
Total	140,704	167,147

(1)	Revenues from communication increased mainly due to the steady growth of Creators’ Themes, as well as an increase in the number of new stickers available due to a shortening of the time needed for stickers to pass the review process and enhancement of products by popular creators of Creators’ stickers.
(2)	Revenues from content decreased mainly due to a decrease in revenues generated by the LINE Games business as a result of fewer new title releases, although we are steadily promoting existing services such as LINE Manga, LINE Fortune and LINE MUSIC.
(3)	Revenues from others saw the expansion of LINE Friends service outlets overseas, primarily in Asia, as well as a steady growth of LINE Mobile, which was launched in September 2016. Furthermore, LINE Pay posted significant growth, particularly in Taiwan.
(4)	In LINE advertising, in addition to substantial growth of “performance ads” (Timeline and LINE NEWS etc.), “messenger ads” (LINE@) also grew, contributing to an increase in revenues.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the fiscal year ended December 31, 2017, other operating income included 10,444 million yen in gain on transfer of business resulting from the restructuring of our camera application business. With respect to operating expenses, while partially offset by a decrease in share-based payment expenses, employee compensation expenses increased due mainly to headcount growth in accordance with our business expansion. Marketing expenses increased due mainly to the active running of TV commercials for LINE Mobile and cloud AI platform “Clova”. Authentication and other service expenses increased due mainly to additional network costs for LINE Mobile to serve an increasing number of users. Depreciation expenses of furniture and fixtures which were newly purchased increased due mainly to the relocation of our headquarter offices. And other operating expenses increased due mainly to rent payments for the new headquarter offices and cost of goods sold for Clova and LINE Friends. Accordingly, the Group recorded operating expenses of 154,080 million yen, a year-on-year increase of 21.6%.

As a result, for the fiscal year ended December 31, 2017, the Group recorded a profit from operating activities of 25,078 million yen, a year-on-year increase of 26.0%.

Profit for the year from continuing operations

The Group recorded profit before tax from continuing operations of 18,145 million yen in the fiscal year ended December 31, 2017, a 0.9% increase year on year. The main factors of increase were an increase in profit from operating activities and an increase in other non-operating income due to the revaluation of conversion right and redemption right of preferred stock. The main factors of decrease were an increase in share of loss of associates and joint ventures mainly related to the Group’s interest in Snow Corporation, an increase in loss on foreign currency transactions, net, and an increase in other non-operating expenses due to the impairment loss for available-for-sale financial assets. On an after-tax basis, profit for the year from continuing operations was 8,223 million yen in the fiscal year ended December 31, 2017, a decrease of 9.5% year on year. The effective tax rate for the fiscal year ended December 31, 2017 of 54.7% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 54.7% was primarily due to pre-tax losses recorded by some subsidiaries on a standalone basis and recognition of share of loss on associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized. The effective tax rate for the fiscal year ended December 31, 2016 was 49.5%. The effective tax rate of the fiscal year ended December 31, 2017 increased to 54.7% from the effective tax rate of the fiscal year ended December 31, 2016 of 49.5% due mainly to an increase in the share of loss of associates and joint ventures.

Profit for the year

Loss for the year from discontinued operations related to the MixRadio business, which existed in the fiscal year ended December 31, 2016, decreased. Therefore, after subtracting the loss for the year from discontinued operations, profit for the year was 8,210 million yen in the fiscal year ended December 31, 2017, an increase of 15.6% year on year. Profit attributable to the shareholders of the Company was 8,078 million yen in the fiscal year ended December 31, 2017, an increase of 19.4% year on year.

(2) Overview of financial position for the fiscal year

Regarding the financial position of the Group as of December 31, 2017, total assets of the Group increased by 47,350 million yen compared to the end of the fiscal year ended December 31, 2016 to 303,439 million yen. The main factors of increase were a 14,725 million yen increase in trade and other receivables due to an increase in revenues, a 13,367 million yen increase in goodwill resulting from acquisition of subsidiaries, and a 12,132 million yen increase in investments in associates and joint ventures mainly due to the acquisition of additional shares of Snow Corporation, an associate of the Group, in exchange for the camera application business, while the main factor of decrease was a 11,092 million yen decrease in cash and cash equivalents.

Total liabilities increased by 18,396 million yen to 113,462 million yen as of December 31, 2017. The main factors of increase were a 7,278 million yen increase in trade and other payables due to increased costs associated with the expansion of businesses and a 6,689 million yen increase in advances received mainly due to an increase in unused LINE Points.

Total shareholders’ equity increased by 28,954 million yen to 189,977 million yen as of December 31, 2017. The main factors of increase were a 14,513 million yen increase in share capital, recognition of 8,078 million yen of profit attributable to the shareholders of the Company in the fiscal year ended December 31, 2017, and a 2,352 million yen increase in share premium mainly due to the exercise of stock options.

(3) Overview of cash flow position for the fiscal year

The balance of cash and cash equivalents (hereinafter, “cash”) as of December 31, 2017 decreased by 11,092 million yen from the end of the fiscal year ended December 31, 2016 to 123,606 million yen.
The respective cash flow positions are as follows.

Cash flows from operating activities
Net cash provided by operating activities was 10,965 million yen in the fiscal year ended December 31, 2017, compared to net cash provided by operating activities of 28,753 million yen in the fiscal year ended December 31, 2016. The cash inflows, and related adjustments for non-cash items and changes in working capital, in the fiscal year ended December 31, 2017 are primarily related to recognition of profit before tax from continuing operations of 18,145 million yen, recognition of depreciation and amortization expenses of 7,149 million yen, recognition of share of loss of associates and joint ventures of 6,321 million yen, an increase of 6,338 million yen in advances received, and an increase of 6,215 million yen in trade and other payables. The cash outflows, and related adjustments for non-cash items and changes in working capital, in the fiscal year ended December 31, 2017 are primarily related to recognition of gain on loss of control of subsidiaries and business transfer of 10,444 million yen, an increase of 13,539 million yen in trade and other receivables, and income taxes paid of 12,421 million yen.

Cash flows from investing activities
Net cash used in investing activities was 34,230 million yen in the fiscal year ended December 31, 2017, compared to net cash used in investing activities of 34,086 million yen in the fiscal year ended December 31, 2016. Factors affecting the cash flows in the fiscal year ended December 31, 2017 are primarily related to acquisition of property and equipment and intangible assets of 12,622 million yen, acquisition of subsidiaries and businesses, net of cash acquired of 11,887 million yen, and investments in debt instruments of 6,433 million yen.

Cash flows from financing activities
Net cash provided by financing activities was 11,439 million yen in the fiscal year ended December 31, 2017, compared to net cash provided by financing activities of 106,628 million yen in the fiscal year ended December 31, 2016. The cash inflows in the fiscal year ended December 31, 2017 are primarily related to 11,489 million yen in exercise of stock options.

(4) Forecasts for the next quarter

The Group’s revenues for the first quarter of FY 2018 (January 1, 2018 to March 31, 2018), driven by the steady growth of revenues from advertising services, are expected to be higher compared to the corresponding period of 2017. Specifically, in LINE advertising, in addition to revenues from LINE Official Accounts, revenues from “messenger ads” following the steady growth of LINE@ accounts both in domestic and overseas markets as well as revenues from “performance ads” following the enhancement of the LINE advertising platform are expected to contribute to revenue growth. With respect to content distribution, the Group expects to continue to generate steady revenues, mainly because the Group plans to appropriately update existing titles as well as the titles launched at the end of FY 2017 and to implement marketing activities. At the same time, the Group expects to continue to generate steady revenues in communication from activities such as the “New Year’s gift stickers” and other seasonal events.

In the first quarter of FY 2018, operating expenses are expected to increase following our active investments in Clova, LINE Pay service and other new business opportunities.

2. Basic approach to the selection of accounting standards

The Group has adopted International Financial Reporting Standards (“IFRS”) to increase the international comparability of its financial information and to improve the convenience in capital markets.

3. Consolidated Financial Statements - Unaudited

(1) Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	December 31, 2016	December 31, 2017
Assets
Current assets
Cash and cash equivalents	134,698	123,606
Trade and other receivables	28,167	42,892
Other financial assets, current	6,952	13,258
Inventories	961	3,455
Other current assets	3,929	7,438
Total current assets	174,707	190,649
Non-current assets
Property and equipment	9,029	15,125
Goodwill	3,400	16,767
Other intangible assets	1,851	6,486
Investments in associates and joint ventures	12,712	24,844
Other financial assets, non-current	35,715	32,084
Deferred tax assets	18,385	16,492
Other non-current assets	290	992
Total non-current assets	81,382	112,790
Total assets	256,089	303,439
Liabilities
Current liabilities
Trade and other payables	21,532	28,810
Other financial liabilities, current	24,497	28,003
Accrued expenses	9,049	12,087
Income tax payables	5,699	2,365
Advances received	11,286	17,975
Deferred revenue	9,739	9,246
Provisions, current	964	991
Other current liabilities	3,670	1,940
Total current liabilities	86,436	101,417
Non-current liabilities
Other financial liabilities, non-current	–	602
Deferred tax liabilities	1,161	1,573
Provisions, non-current	1,120	3,060
Post-employment benefits	6,204	6,162
Other non-current liabilities	145	648
Total non-current liabilities	8,630	12,045
Total liabilities	95,066	113,462

Shareholders' equity
Share capital	77,856	92,369
Share premium	91,208	93,560
Treasury shares	–	(4,000)
Accumulated deficit	(12,381)	(4, 294)
Accumulated other comprehensive income	4,151	7,440
Equity attributable to the shareholders of the Company	160,834	185,075
Non-controlling interests	189	4,902
Total shareholders' equity	161,023	189,977
Total liabilities and shareholders' equity	256,089	303,439

(2) Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)
	2016	2017
Revenues and other operating income:
Revenues	140,704	167,147
Other operating income	5,892	12,011
Total revenues and other operating income	146,596	179,158

Operating expenses:
Payment processing and licensing expenses	(29,781)	(29,589)
Employee compensation expenses	(39,445)	(42,469)
Marketing expenses	(11,833)	(15,477)
Infrastructure and communication expenses	(7,770)	(9,087)
Authentication and other service expenses	(14,394)	(24,906)
Depreciation and amortization expenses	(5,100)	(7,149)
Other operating expenses	(18,376)	(25,403)
Total operating expenses	(126,699)	(154,080)
Profit from operating activities	19,897	25,078
Finance income	87	257
Finance costs	(65)	(26)
Share of loss of associates and joint ventures	(833)	(6,321)
Loss on foreign currency transactions, net	(43)	(818)
Other non-operating income	9	1,963
Other non-operating expenses	(1,062)	(1,988)
Profit before tax from continuing operations	17,990	18,145
Income tax expenses	(8,904)	(9,922)
Profit for the year from continuing operations	9,086	8,223
Loss from discontinued operations, net of tax	(1,982)	(13)
Profit for the year	7,104	8, 210
Attributable to:

The shareholders of the Company	6,763	8,078
Non-controlling interests	341	132

		(In yen)
Earnings per share
Basic profit for the year attributable to the shareholders of the Company	34.84	36.56
Diluted profit for the year attributable to the shareholders of the Company	31.48	34.01
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	45.05	36.62
Diluted profit from continuing operations attributable to the shareholders of the Company	40.70	34.06
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(10.21)	(0.06)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(9.22)	(0.05)

(3) Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	2016	2017
Profit for the year	7,104	8,210
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	674	2,093
Income tax relating to items that will not be reclassified to profit or loss	(209)	(488)
Items that may be reclassified to profit or loss
Available-for-sale financial assets:
Net changes in fair value	(2,019)	(3,339)
Reclassification to profit or loss	293	1,090
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the year	(299)	3,751
Reclassification to profit or loss	50	(13)
Proportionate share of other comprehensive income of associates and joint ventures	3	106
Income tax relating to items that may be reclassified subsequently to profit or loss	255	333
Total other comprehensive income for the year, net of tax	(1,252)	3,533
Total comprehensive income for the year, net of tax	5,852	11,743

Attributable to:
The shareholders of the Company	5,546	11,365
Non-controlling interests	306	378

(4) Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)
	Equity attributable to the shareholders of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016	12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive income/(loss)
Profit for the year	–	–	6,763	–	–	–	6,763	341	7,104
Other comprehensive income	–	–	–	(414)	(1,268)	465	(1,217)	(35)	(1,252)
Total comprehensive income/ (loss) for the year	–	–	6,763	(414)	(1,268)	465	5,546	306	5,852
Recognition of share-based payments	–	9,520	–	–	–	–	9,520	–	9,520
Forfeiture of stock options	–	(60)	60	–	–	–	–	–	–
Exercise of stock options	1,836	(88)	–	–	–	–	1,748	–	1,748
Acquisition of subsidiary	–	–	–	–	–	–	–	93	93
Initial public offering	63,424	62,853	–	–	–	–	126,277	–	126,277
Other	–	–	–	–	–	–	–	0	0
Balance at December 31, 2016	77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023

	Equity attributable to the shareholders of the Company								(In millions of yen)
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders' equity
Balance at January 1, 2017	77,856	91,208	–	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income/(loss)
Profit for the year	–	–	–	8,078	–	–	–	8,078	132	8,210
Other comprehensive income	–	–	–	–	3,328	(1,721)	1,680	3,287	246	3,533
Total comprehensive income/(loss) for the year	–	–	–	8,078	3,328	(1,721)	1,680	11,365	378	11,743
Recognition of share-based payments	–	1,882	–	–	–	–	–	1,882	–	1,882
Forfeiture of stock options	–	(9)	–	9	–	–	–	–	–	–
Exercise of stock options	12,513	(1,088)	–	–	–	–	–	11,425	–	11,425
Acquisition of subsidiary	–	–	–	–	–	–	–	–	4,168	4,168
Acquisition of non-controlling interests	–	(423)	–	–	4	–	(2)	(421)	167	(254)
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	2,000	1,990	(4,000)	–	–	–	–	(10)	–	(10)
Balance at December 31, 2017	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977

(5) Consolidated Statements of Cash Flows - Unaudited
	(In millions of yen)
	2016	2017
Cash flows from operating activities
Profit before tax from continuing operations	17,990	18,145
Loss before tax from discontinued operations	(2,726)	(19)
Profit before tax	15,264	18,126
Adjustments for:
Depreciation and amortization expenses	5,100	7,149
Finance income	(87)	(257)
Finance costs	65	26
Dividend income	–	(69)
Share-based compensation expenses	9,519	2,686
Gain on loss of control of subsidiaries and business transfer	(1,731)	(10,444)
Loss/(gain) on financial assets at fair value through profit or loss	656	(1,026)
Gain on disposal of property and equipment and intangible assets	(2,345)	–
Impairment loss of other intangible assets	–	214
Impairment loss of available-for-sale financial assets	293	1,761
Gain on sales of available-for-sale financial assets	–	(751)
Share of loss of associates and joint ventures	833	6,321
Loss/(gain) on foreign currency transactions, net	514	(182)
Changes in:
Trade and other receivables	(756)	(13,539)
Inventories	407	(2,366)
Trade and other payables	(1,620)	6,215
Accrued expenses	2,229	2,642
Advances received	1,762	6,338
Deferred revenue	1,931	(700)
Provisions	297	187
Post-employment benefits	1,339	2,054
Other current assets	(1,780)	(2,860)
Other current liabilities	4,148	1,311
Others	205	232
Cash provided by operating activities	36,243	23,068
Interest received	86	252
Interest paid	(58)	(32)
Dividend received	4	98
Income taxes paid	(7,522)	(12,421)
Net cash provided by operating activities	28,753	10,965
Cash flows from investing activities
Purchases of time deposits	(10,790)	(1,282)
Proceeds from maturities of time deposits	377	401
Purchase of equity investments	(1,245)	(4,880)
Proceeds from sales of equity investments	–	1,672
Purchase of debt instruments	(7,642)	(6,433)
Proceeds from redemption of debt instruments	–	5,209
Acquisition of property and equipment and intangible assets	(6,352)	(12,622)
Proceeds from disposal of property and equipment and intangible assets	5,124	472
Investments in associates and joint ventures	(9,333)	(5,566)
Payments of office security deposits	(2,533)	(1,112)
Refund of office security deposits	168	1,581
Return of the office security deposits received under sublease agreement	(8)	(19)
Payments of the guarantee deposits for the Japanese Payment Services Act	(1,815)	(530)
Return of the guarantee deposits for the Japanese Payment Services Act	900	3,340
Acquisition of subsidiaries and businesses, net of cash acquired	(423)	(11,887)
Cash disposed on loss of control of subsidiary and business transfer	(485)	(581)
Payments for loan receivables	(2)	(2,165)
Collection of loan receivables	–	124
Others	(27)	48
Net cash used in investing activities	(34,086)	(34,230)
Cash flows from financing activities
Repayment of short-term borrowings, net	(20,752)	(107)
Payments for redemption of bonds	(510)	–
Payments of common shares issuance costs	(706)	(30)
Proceeds from initial public offering	126,848	–
Proceeds from exercise of stock options	1,750	11,489
Payments for acquisition of interest in subsidiaries from non-controlling interests	–	(255)
Proceed from the payment received from non-controlling interests	0	343
Others	(2)	(1)
Net cash provided by financing activities	106,628	11,439
Net increase/(decrease) in cash and cash equivalents	101,295	(11,826)
Cash and cash equivalents at the beginning of the year	33,652	134,698
Effect of exchange rate fluctuations on cash and cash equivalents	(249)	734
Cash and cash equivalents at the end of the year	134,698	123,606

(6) Notes to going-concern assumptions - Unaudited

Not applicable.

(7) Notes to Consolidated Financial Statements – Unaudited

Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker in making decisions about allocation of resources and assessment of performance. The chief operating decision maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Description of Reportable Segment

The Group has a single reportable segment:
LINE business and portal segment –	The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE Play. Others within communication and contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Points Ads and “performance ads” on Timeline and LINE NEWS.

Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

(In millions of yen, except number of shares)
	2016	2017
Profit for the year attributable to the shareholders of the Company from continuing operations	8,745	8,091
Loss for the year attributable to the shareholders of the Company from discontinued operations	(1,982)	(13)
Total profit for the year attributable to the shareholders of the Company for basic and diluted earnings per share	6,763	8,078
Weighted average number of total common shares and class A shares	194,083,995	221,405,391
Weighted average number of total treasury shares	–	(459,843)
Weighted average number of total common shares and class A shares for basic earnings per share(1)	194,083,995	220,945,548
Effect of dilution:
Stock options	20,790,013	16,559,790
Employee Stock Ownership Plan (J-ESOP)	–	47,369
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	214,874,008	237,552,706

(1)	Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the year ended December 31, 2016 includes the average number of common shares and class A shares for the year ended December 31, 2016. Additionally, through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2016 included options representing 22,911,500 shares which were outstanding as of December 31, 2016 as they had a dilutive impact.

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2017, included options representing 5,828,302 shares which were outstanding as of December 31, 2017 as their impact was dilutive.

The Company has granted 23,860 of stock options (warrants) to directors and executive officers of the Company and a director of a subsidiary with the grant date of July 18, 2017. Upon exercise of those stock options, common shares of 2,386,000 will be issued.

Moreover, the Company has issued 1,007,810 of new common shares through a third-party allotment in accordance with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017.

Significant Subsequent events

Through the meeting of the board of directors on January 31, 2018, the Group resolved to enter into an agreement with a third party in regard to the Group’s mobile communication service. This agreement includes a plan to allot new shares of LINE Mobile Corporation to the third party. Upon completion of the third-party allotment, the Group’s ownership of LINE Mobile Corporation will decrease from 100.0% to 49.0%, resulting in LINE Mobile Corporation to be accounted for as an associate under the equity method.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.com